Brussels, May 10, 2007 - 1/12

# Solid start to the year

InBev (Euronext: INB), the world's leading brewer, announced today its results for the first quarter 2007 (1Q07):

- **Solid beer volume growth:** organic beer sales volume grew +6.7% for 1Q07 year-on-year (yoy), ahead of global industry growth
- **Revenue growth again exceeded volume growth:** revenue increased organically by 8.9% during 1Q07, as a combination of volume growth and a 1.7% increase in revenue per Hl, or +3.0% eliminating the impact of the change in geographic mix; in line with our objective to increase revenue ahead of volume
- **Tight grip on costs remains in place:** first quarter cost of sales (CoS) remained under strong control, increasing only 0.1% per Hl in 1Q07 yoy, while operating expenses growth was limited to 2.8% organically. As witnessed over the last quarters, a combination of the benefits of the VPO, ZBB, and more coordinated procurement efforts, continues to positively impact the company's cost base, keeping cost growth below average inflation
- **Sound increase in EBITDA and margins:** normalized EBITDA grew organically by 17.8%, leading to an EBITDA margin of 31.5% in 1Q07 versus 29.1% in 1Q06, an organic increase of 236 basis points. First quarter margins expanded due to continued top line growth, nearly flat CoS per Hl, and a consistent focus to reduce non-working expenses
- **Continued value creation:** except for Western Europe, all Zones achieved organic EBITDA growth and margin expansion during 1Q07. Year to date, InBev also strengthened its business in Canada, by completing the acquisition of Lakeport Breweries; and in Brazil, by increasing production capacity through the purchase of Cintra
- **Normalized profit attributable to equity holders of InBev** increased by 44% on an absolute basis to 283 million euro
- **Cash returned to shareholders:** InBev purchased 43 million euro of InBev shares during the first quarter as part of a share buyback program of up to 300 million euro which runs until October 2007. In addition, the dividend per share was increased by 50% versus 2006 to 0.72 euro per share, or a total dividend amount of 441 million euro

**Figure 1. Consolidated performance (million euro)**

| | 1Q07 | 1Q06 | Organic growth |
|---|---|---|---|
| Total volumes (thousand Hls) | 59 034 | 50 101 | 7.1% |
| Beer volumes | 48 853 | 41 984 | 6.7% |
| Non-beer volumes | 10 181 | 8 118 | 9.4% |
| Revenue | 3 051 | 2 793 | 8.9% |
| Gross profit | 1 779 | 1 616 | 10.1% |
| Normalized EBITDA | 962 | 812 | 17.8% |
| Normalized EBIT | 708 | 569 | 23.7% |
| Profit attributable to equity holders of Inbev (normalized) | 283 | 196 | |
| Profit attributable to equity holders of Inbev | 280 | 166 | |
| Normalized earnings per share (euro) | 0.46 | 0.32 | |
| Earnings per share (euro) | 0.46 | 0.27 | |
| **Margins** | | | |
| Gross margin | 58.3% | 57.9% | 66 bp |
| Normalized EBITDA margin | 31.5% | 29.1% | 236 bp |
| Normalized EBIT margin | 23.2% | 20.4% | 276 bp |

InBev's 1Q07 numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 612 million ordinary shares outstanding

## MANAGEMENT COMMENTS

First quarter results confirm the company's strategy of ensuring consistent cost control, while strengthening its ability to grow the top line through stronger brands, innovation and sales execution.

First quarter margins grew due to strong EBITDA growth, as the result of a solid volume increase, improved revenue per Hl, and the cost base remaining under control.
**North American margins** were impacted by the transition of our European imports in the US to Anheuser-Busch in February; despite this, a strong cost discipline remains in place to ensure an efficient operation. **Latin America North** drove additional margin expansion by delivering against objective on both the top and bottom lines. **Latin America South** achieved another very good performance through a combination of a strong revenue increase and limited cost growth. **Western Europe** was impacted by an anticipated increase in cost of sales, and was nearly able to offset this with solid fixed cost management. In **Central & Eastern Europe**, margins grew as a result of a significant volume increase and focusing cost increases in areas to ensure further top line growth. Margins in **Asia Pacific** benefited from higher volumes at a more profitable country mix, as well as strict cost management.

*"This first quarter confirms our commitment to continue to grow and build our business along the following principles: grow volumes ahead of the industry, grow top line ahead of volume and manage costs below inflation. EBITDA margin was further expanded across all Zones with the exception of Western Europe, where top line growth remains a challenge for us. Latin America North, Latin America South and Central & Eastern Europe all had very good performances in this quarter", said Carlos Brito, InBev's CEO.*

## FIRST QUARTER VOLUME GROWTH REFLECTS ROBUST DEVELOPING MARKETS

**Figure 2. Volumes (thousand Hls)**

| | 1Q06 | Scope | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|
| North America | 2 859 | -459 | -56 | 2 344 | -2.3% |
| Latin America - North | 23 126 | 0 | 1 293 | 24 419 | 5.6% |
| Latin America - South | 4 627 | 3 211 | 509 | 8 347 | 11.4% |
| Western Europe | 7 876 | -217 | -87 | 7 571 | -1.1% |
| Central & Eastern Europe | 7 180 | 0 | 1 627 | 8 807 | 22.7% |
| Asia Pacific | 4 072 | 2 371 | 254 | 6 697 | 6.6% |
| Global Export & Holding Companies | 362 | 487 | 0 | 849 | 0.0% |
| **Worldwide** | **50 101** | **5 394** | **3 539** | **59 034** | **7.1%** |

Total consolidated volume increased +7.1% for 1Q07 versus 1Q06 (beer +6.7%; non-beer +9.4%). Sales in Western Europe and North America were somewhat lower, while sales were higher in all other Zones.

North America Zone results reflect our business in Canada and the Canadian brands in the US, as well as January 2007 results for our European import brands in the US. From February 2007, the European import brands are reported within the Global Export and Holding Companies segment, as a result of the agreement with Anheuser-Busch ("A-B") as the exclusive importer of these brands.

In North America, shipments for the first quarter declined -2.3%. Volumes in Canada declined by -0.5%, attributable to lower sales in Ontario. US shipments, including January shipments of the European imports, decreased -9.4%, mostly driven by a much lower European import performance in January, ahead of the transition. Depletions for our ongoing US business were unchanged, yoy.

For our European import brands in the US for February and March, good progress is being made in transitioning the distribution rights into AB's wholesaler system. While there is a short term impact as anticipated, we are encouraged by the progress so far and look forward to faster volume growth as the transition process advances.

Latin America North (Brazil, Dominican Republic, Ecuador, Guatemala, Peru and Venezuela) volumes rose +5.6% (beer +4.7%; non-beer +7.9%) in 1Q07. Brazil beer volumes were higher by +5.1%, achieving a market share of 67.6%, compared to 68.7% a year ago. While some of this decline is explained by seasonal channel factors, and the reaction to a price rise as anticipated, management is implementing actions which are expected to improve our market position. Beer volumes decreased -4.2% in the markets outside of Brazil, while we continue to implement our plans to build a strong platform in very competitive markets.

The southern cone countries that form Latin America South (Argentina, Bolivia, Chile, Paraguay, and Uruguay) delivered a solid result with volumes up +11.4% (beer +8.7%; non-beer +15.9%), especially driven by growth in Argentina, Bolivia and Uruguay.

Volumes dropped -1.1% in Western Europe in the first quarter resulting in lower share in some key markets. A decrease of -8.6% was recorded in the UK, while the German business saw -3.2% lower volumes. In the UK and Germany, there were increasing activities at the end of 2006 which did not translate in higher sales to consumers, and therefore implied an increase in inventory levels at customers. In Belgium volumes improved +0.4%.

Central and Eastern Europe demonstrated further very strong growth with volumes climbing +22.7%. Russia and Ukraine rose by +22.4% and +33.3% respectively, against a soft comparable period one year ago, while nearly all Central Europe operations registered volume increases, with Romania boosting volumes by more than +40%. An estimated 500k Hls of sales did not take place in 1Q06 due to extreme temperatures mainly in Russia and Ukraine; adjusting for this impact, total Zone volume growth would have been +15.8%.

Asia Pacific volumes were up +6.6% for the first quarter. Overall China volumes grew +3.2% against a strong comparable period and in highly competitive market conditions. In South Korea, volumes climbed +13.2% compared to the same period last year, where shipments were negatively impacted by an industry wide reduction in inventory levels in the trade.

## GLOBAL BRAND DEVELOPMENT

InBev's global brands volumes increased +1.4% for the first quarter. **Brahma®** volumes grew +1.9% driven by Eastern Europe and Brazil. **Stella Artois®** volumes declined -5.3%, impacted by a decrease in the UK which was not offset by growth in Latin America and Eastern Europe. **Beck's®** volumes climbed +6.9%, as innovation continued to support growth in Western Europe. Volumes of **Leffe®** increased +11.4% attributable to continued growth in Western Europe.

## INCOME STATEMENT – 1Q07

**Figure 3. Consolidated Income Statement (million euro)**

| | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| **Revenue** | **2 793** | **125** | **-113** | **246** | **3 051** | **8.9%** |
| Cost of sales | -1 177 | -52 | 39 | -84 | -1 273 | -7.2% |
| **Gross profit** | **1 616** | **73** | **-73** | **162** | **1 779** | **10.1%** |
| Distribution expenses | -359 | -6 | 16 | -31 | -381 | -8.7% |
| Sales & marketing expenses | -476 | -18 | 13 | -17 | -497 | -3.5% |
| Administrative expenses | -245 | -5 | 6 | 17 | -228 | 6.9% |
| Other operating income/expenses | 33 | -1 | -1 | 2 | 34 | 7.1% |
| Normalized profit from operations (normalized EBIT) | 569 | 43 | -38 | 134 | 708 | 23.7% |
| Non recurring items above EBIT | -41 | | | | -6 | |
| Net financing costs | -118 | | | | -136 | |
| Income tax expense | -77 | | | | -101 | |
| **Profit** | **333** | | | | **465** | |
| attributable to equity holders of InBev | **166** | | | | **280** | |
| attributable to minority interests | 166 | | | | 185 | |
| **Normalized EBITDA** | **812** | **53** | **-46** | **143** | **962** | **17.8%** |

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 1Q07 was -6 million euro on EBIT and -6 million euro on EBITDA, versus -41 million euro on EBIT and EBITDA in 1Q06. As disclosed in the FY06 results release, non-recurring items for 1Q06 and 2Q06 include a reclassification in order to be consistent with the non-recurring treatment of a similar item in 4Q06

**Revenue** – Consolidated revenue amounted to 3 051 million euro, an 8.9% organic increase (or 246 million euro) yoy. The company's long term target of increasing revenue per HL continued to yield results, as all Zones achieved organic revenue per HL growth. This is a consequence of revenue management initiatives, including brand mix, direct distribution growth and to a certain extent price adjustments to capture inflation in some regions.

Revenue per Hl was higher by 1.7% including the estimated negative geography impact of countries with lower revenue per Hl measured in euro grow faster than countries with a higher one. Excluding this impact, revenue per Hl would have grown 3.0% organically.

**Cost of Sales (CoS) –** Consolidated CoS was 1 273 million euro in 1Q07, an increase of 7.2% (or 84 million euro). CoS per Hl showed very limited growth, up by 0.1%, or virtually unchanged in euro terms, yoy. Excluding the impact of countries with a lower cost of sales per Hl measured in euro growing faster than countries with a higher one, cost of sales per Hl would have increased by an estimate 0.6%, evidence that the company's strong cost management approach continues to counterbalance inflation and input cost increases.

**Operating Expenses** – Operating expenses, comprising distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, of 1 071 million euro in 1Q07 represent an increase of 2.8% (or 29 million euro) versus 1Q06.

Distribution expenses rose 31 million euro (8.7%), similar to volume growth. Sales and marketing expenses were 17 million euro higher (3.5%), reflecting consistent efforts to decrease expenses which do not influence the top line, and ensure appropriate spending in areas which support volume and revenue growth. Administrative expenses decreased 17 million euro (6.9%), as a consequence of a strong grip on overhead costs across the group.

Other operating income/expenses improved by +2 million euro in 1Q07 when compared to 1Q06.

**EBITDA** – Normalized EBITDA for the first quarter was 962 million euro, an increase of 17.8% yoy (up 143 million euro).

- North America EBITDA was 73 million euro (+0.4% / unchanged), reflecting a tight cost control in all areas of the ongoing business remaining in this Zone
- Latin America North had an EBITDA of 550 million euro (+13.0% / up 66 million euro) due to solid top line performance and cost management
- Latin America South achieved an EBITDA of 117 million euro (+20.3% / up 13 million euro) mainly as a result of good volume and revenue performances
- Western Europe EBITDA declined to 98 million euro (-2.2% / down 2 million euro) as a lower gross profit could not be fully offset by good fixed cost management
- Central & Eastern Europe delivered EBITDA of 55 million euro (+56.1% / up 20 million euro), primarily through continued strong top line growth versus a soft 1Q06, and the first benefits of ZBB to manage fixed costs more effectively. Due to a change in intercompany charges which occurred in 4Q6, Zone EBITDA for 1Q07 was reduced by some 8 million euro. This amount is paid to holding companies and is neutral at a consolidated level. Excluding this impact, organic EBITDA growth would have been 79.6%
- Asia Pacific EBITDA was up to 48 million euro (+117.5% / up 21 million euro), due to higher shipments in South Korea against a weak comparable, and essentially no cost growth
- Global Export & Holding Companies EBITDA was 21 million euro (up 25 million euro), mainly due to a lower cost base related to our European imports in the US, following the agreement with AB as exclusive importer for that market. The organization required to support our European brands in the US from February 2007 is substantially smaller than the entity which imported these brands during 2006 (InBev USA). As a result of the lower cost base, material EBITDA growth will be presented during 2007

The performance detailed above resulted in a consolidated EBITDA margin of 31.5% in 1Q07, versus 29.1% in 1Q06. This translates into an expansion of 246 basis points, of which 236 basis points were organic (i.e. excluding the impact of scopes, as well as the positive impact of changes in currencies on translation of foreign operations). The negative currency translation impact was 46 million euro for 1Q07 (positive impact of 152 million euro in 1Q06).

**Profit** – Normalized profit attributable to equity holders of InBev was 283 million euro (normalized EPS 0.46 euro) in 1Q07, an absolute increase of 44%. Reported profit for the first quarter was 465 million euro, and included the following:

- *Net financing costs*: 136 million euro; the net financing cost increased by 18 million euro. This rise is due to higher interest expense resulting from the borrowings undertaken to finance the Sedrin and Quinsa transactions, and lower foreign currency gains
- *Income tax expense:* 101 million euro with an effective tax rate of 17.8% (versus 18.8% for 1Q06). The company continues to benefit in Brazil from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005. The effective tax rate is also favorably impacted in 1Q07 by the successful outcome of a tax audit in the UK. For the full year 2007, the estimated effective tax rate is expected to be in the range of 20% to 22%
- *Profit attributable to minority interests:* 185 million euro (166 million euro in 1Q06)

## OUTLOOK

InBev's objectives of achieving organic volume growth ahead of the industry, revenue growth above volume growth, while keeping strong cost management remain unchanged. The company will concentrate on capturing the full benefit of its presence in faster growing markets, while taking the actions necessary to improve our performance in more developed markets.

### Recent events

On April 3rd 2007, InBev announced AmBev's decision to extend the period of the voluntary offer to purchase the outstanding shares of its subsidiary Quilmes Industrial S.A. ("Quinsa") to April 19th 2007. AmBev prepared a supplement (the "Supplement") to the Offer Document which was mailed to shareholders and made available for free at www.sec.gov and www.ambev-ir.com.. On April 20th 2007, InBev announced the expiration of AmBev's voluntary offer to purchase all outstanding shares of Quinsa as the minimum tender condition of the offer was not satisfied. As a result, no shares were acquired.

**First quarter 2007 Agenda**

*May 10th, 2007*

*Conference call 1Q07 results for investors*

2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

**Annexes**

InBev website: http://www.inbev.com/media/3__2__0__pressreleases.cfm

- First quarter 2007 segment information (1Q07)
- 2006 segment information by quarter (including Latin America North and South)
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (1Q07)



**Contact information**

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

## Annex 1 1Q07 segment information

| Annex 1 - 1Q07 segment information (million euro) | | | | | | |
|---|---|---|---|---|---|---|
| **InBev Worldwide** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
| Total volumes | 50 101 | 5 394 | 0 | 3 539 | 59 034 | 7.1% |
| **Revenue** | **2 793** | **125** | **-113** | **246** | **3 051** | **8.9%** |
| Cost of sales | -1 177 | -52 | 39 | -84 | -1 273 | -7.2% |
| **Gross profit** | **1 616** | **73** | **-73** | **162** | **1 779** | **10.1%** |
| Distribution expenses | -359 | -6 | 16 | -31 | -381 | -8.7% |
| Sales & marketing expenses | -476 | -18 | 13 | -17 | -497 | -3.5% |
| Administrative expenses | -245 | -5 | 6 | 17 | -228 | 6.9% |
| Other operating income/expenses | 33 | -1 | -1 | 2 | 34 | 7.1% |
| Normalized EBIT | 569 | 43 | -38 | 134 | 708 | 23.7% |
| **Normalized EBITDA** | **812** | **53** | **-46** | **143** | **962** | **17.8%** |
| Normalized EBITDA margin | 29.1% | | | | 31.5% | 236 bp |
| **North America** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
| Total volumes | 2 859 | -459 | 0 | -56 | 2 344 | -2.3% |
| **Revenue** | **368** | **-49** | **-33** | **1** | **287** | **0.2%** |
| Cost of sales | -151 | 40 | 11 | 5 | -96 | 4.7% |
| **Gross profit** | **217** | **-9** | **-23** | **6** | **191** | **2.8%** |
| Distribution expenses | -67 | 0 | 7 | 2 | -58 | 2.7% |
| Sales & marketing expenses | -81 | 28 | 6 | -9 | -55 | -17.7% |
| Administrative expenses | -31 | 4 | 3 | 4 | -21 | 13.8% |
| Other operating income/expenses | -2 | 0 | 0 | 1 | -1 | 41.8% |
| Normalized EBIT | 35 | 23 | -7 | 3 | 55 | 5.2% |
| **Normalized EBITDA** | **59** | **22** | **-9** | **0** | **73** | **0.4%** |
| Normalized EBITDA margin | 16.1% | | | | 25.5% | 7 bp |
| **Latin America - North** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
| Total volumes | 23 126 | 0 | 0 | 1 293 | 24 419 | 5.6% |
| **Revenue** | **1 068** | **0** | **-58** | **127** | **1 137** | **11.9%** |
| Cost of sales | -361 | 0 | 20 | -42 | -382 | -11.5% |
| **Gross profit** | **707** | **0** | **-38** | **85** | **754** | **12.1%** |
| Distribution expenses | -128 | 0 | 7 | -9 | -129 | -6.9% |
| Sales & marketing expenses | -95 | 0 | 6 | -17 | -106 | -17.8% |
| Administrative expenses | -53 | 0 | 3 | 6 | -44 | 12.1% |
| Other operating income/expenses | 16 | 0 | -1 | 3 | 18 | 15.4% |
| Normalized EBIT | 448 | 0 | -24 | 69 | 493 | 15.3% |
| **Normalized EBITDA** | **511** | **0** | **-27** | **66** | **550** | **13.0%** |
| Normalized EBITDA margin | 47.8% | | | | 48.4% | 47 bp |
| **Latin America - South** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
| Total volumes | 4 627 | 3 211 | 0 | 509 | 8 347 | 11.4% |
| **Revenue** | **153** | **106** | **-14** | **29** | **274** | **19.8%** |
| Cost of sales | -64 | -43 | 6 | -11 | -111 | -16.9% |
| **Gross profit** | **89** | **63** | **-8** | **19** | **162** | **21.8%** |
| Distribution expenses | -9 | -8 | 1 | -4 | -20 | -44.8% |
| Sales & marketing expenses | -21 | -13 | 2 | -1 | -34 | -3.8% |
| Administrative expenses | -6 | -4 | 1 | 0 | -10 | -6.6% |
| Other operating income/expenses | -1 | -1 | 0 | -1 | -3 | -77.1% |
| Normalized EBIT | 51 | 37 | -4 | 13 | 97 | 26.3% |
| **Normalized EBITDA** | **65** | **45** | **-6** | **13** | **117** | **20.3%** |
| Normalized EBITDA margin | 42.5% | | | | 42.7% | 13 bp |

## Annex 1 1Q07 segment information (continued)

| **Western Europe** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
|---|---|---|---|---|---|---|
| Total volumes | 7 876 | -217 | 0 | -87 | 7 571 | -1.1% |
| **Revenue** | **737** | **-14** | **4** | **-5** | **722** | **-0.7%** |
| Cost of sales | -342 | 6 | -3 | -19 | -357 | -5.6% |
| **Gross profit** | **395** | **-8** | **1** | **-24** | **365** | **-6.1%** |
| Distribution expenses | -96 | 2 | 0 | -3 | -97 | -3.2% |
| Sales & marketing expenses | -174 | 2 | -1 | 10 | -163 | 6.0% |
| Administrative expenses | -70 | 1 | 0 | 3 | -66 | 4.9% |
| Other operating income/expenses | -26 | 0 | 0 | 6 | -21 | 22.6% |
| Normalized EBIT | 29 | -2 | 0 | -7 | 19 | -28.1% |
| **Normalized EBITDA** | **104** | **-4** | **0** | **-2** | **98** | **-2.2%** |
| Normalized EBITDA margin | 14.2% | | | | 13.6% | -20 bp |

| **Central & Eastern Europe** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
|---|---|---|---|---|---|---|
| Total volumes | 7 180 | 0 | 0 | 1 627 | 8 807 | 22.7% |
| **Revenue** | **293** | **0** | **-5** | **90** | **378** | **30.5%** |
| Cost of sales | -159 | 0 | 3 | -29 | -185 | -18.5% |
| **Gross profit** | **135** | **0** | **-2** | **60** | **193** | **44.6%** |
| Distribution expenses | -45 | 0 | 1 | -13 | -57 | -28.8% |
| Sales & marketing expenses | -57 | 0 | 1 | -25 | -80 | -43.4% |
| Administrative expenses | -32 | 0 | 0 | 2 | -30 | 5.7% |
| Other operating income/expenses | -10 | 0 | 0 | -10 | -20 | -97.1% |
| Normalized EBIT | -9 | 0 | 0 | 15 | 5 | 161.7% |
| **Normalized EBITDA** | **36** | **0** | **-1** | **20** | **55** | **56.1%** |
| Normalized EBITDA margin | 12.2% | | | | 14.6% | 240 bp |

| **Asia Pacific** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
|---|---|---|---|---|---|---|
| Total volumes | 4 072 | 2 371 | 0 | 254 | 6 697 | 6.6% |
| **Revenue** | **151** | **42** | **-9** | **21** | **206** | **14.5%** |
| Cost of sales | -86 | -21 | 4 | -2 | -105 | -2.5% |
| **Gross profit** | **65** | **21** | **-4** | **19** | **101** | **29.0%** |
| Distribution expenses | -14 | -1 | 1 | 0 | -15 | -3.2% |
| Sales & marketing expenses | -37 | -12 | 2 | 0 | -47 | 0.8% |
| Administrative expenses | -12 | -3 | 1 | 0 | -15 | -1.2% |
| Other operating income/expenses | 0 | 0 | 0 | 0 | -1 | -65.3% |
| Normalized EBIT | 2 | 5 | -1 | 18 | 23 | 1 354.5% |
| **Normalized EBITDA** | **21** | **9** | **-2** | **21** | **48** | **117.5%** |
| Normalized EBITDA margin | 13.8% | | | | 23.4% | 1030 bp |

| **Global Export & Holding Companies** | **1Q06** | **Scope** | **Currency translation** | **Organic growth** | **1Q07** | **Organic growth** |
|---|---|---|---|---|---|---|
| Total volumes | 362 | 487 | 0 | 0 | 849 | 0.0% |
| **Revenue** | **22** | **39** | **3** | **-16** | **49** | **-26.3%** |
| Cost of sales | -14 | -33 | -2 | 13 | -36 | 28.3% |
| **Gross profit** | **8** | **6** | **1** | **-3** | **12** | **-19.6%** |
| Distribution expenses | 0 | -1 | 0 | -4 | -5 | -396.3% |
| Sales & marketing expenses | -11 | -22 | -2 | 24 | -11 | 74.1% |
| Administrative expenses | -40 | -3 | 0 | 2 | -41 | 4.2% |
| Other operating income/expenses | 56 | 0 | 0 | 4 | 61 | 7.9% |
| Normalized EBIT | 13 | -19 | -2 | 24 | 16 | 399.6% |
| **Normalized EBITDA** | **16** | **-19** | **-2** | **25** | **21** | **1 088.1%** |

## Annex 2 2006 quarterly segment information in 2007 presentation format

| Annex 2 - INBEV ZONE FINANCIALS 06 | | | | | |
|---|---|---|---|---|---|
| **InBev Worldwide** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
| Total volumes | 50 101 | 60 481 | 67 432 | 68 514 | 246 529 |
| **Revenue** | **2 793** | **3 383** | **3 542** | **3 590** | **13 308** |
| Cost of sales | -1 177 | -1 376 | -1 424 | -1 500 | -5 477 |
| **Gross profit** | **1 616** | **2 006** | **2 118** | **2 090** | **7 831** |
| Distribution expenses | -359 | -392 | -415 | -384 | -1 551 |
| Sales & marketing expenses | -476 | -581 | -517 | -541 | -2 115 |
| Administrative expenses | -245 | -267 | -259 | -304 | -1 075 |
| Other operating income/expenses | 33 | 32 | 36 | 33 | 133 |
| Normalized EBIT | 569 | 798 | 962 | 894 | 3 223 |
| **Normalized EBITDA** | **812** | **1 043** | **1 209** | **1 175** | **4 239** |
| Normalized EBITDA margin | 29.1% | 30.8% | 34.1% | 32.7% | 31.9% |
| **North America** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
| Total volumes | 2 859 | 4 070 | 3 786 | 3 627 | 14 342 |
| **Revenue** | **368** | **521** | **489** | **452** | **1 831** |
| Cost of sales | -151 | -192 | -164 | -173 | -680 |
| **Gross profit** | **217** | **329** | **325** | **279** | **1 150** |
| Distribution expenses | -67 | -71 | -73 | -59 | -270 |
| Sales & marketing expenses | -81 | -98 | -74 | -59 | -311 |
| Administrative expenses | -31 | -27 | -18 | -27 | -104 |
| Other operating income/expenses | -2 | -3 | 0 | 0 | -6 |
| Normalized EBIT | 35 | 130 | 160 | 134 | 459 |
| **Normalized EBITDA** | **59** | **153** | **179** | **160** | **551** |
| Normalized EBITDA margin | 16.1% | 29.4% | 36.6% | 35.4% | 30.1% |
| **Latin America - North** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
| Total volumes | 23 126 | 21 122 | 21 986 | 28 351 | 94 586 |
| **Revenue** | **1 068** | **954** | **987** | **1 260** | **4 268** |
| Cost of sales | -361 | -331 | -356 | -443 | -1 491 |
| **Gross profit** | **707** | **623** | **631** | **817** | **2 778** |
| Distribution expenses | -128 | -119 | -122 | -132 | -500 |
| Sales & marketing expenses | -95 | -122 | -96 | -127 | -440 |
| Administrative expenses | -53 | -78 | -77 | -65 | -273 |
| Other operating income/expenses | 16 | 25 | 4 | 16 | 61 |
| Normalized EBIT | 448 | 329 | 340 | 508 | 1 625 |
| **Normalized EBITDA** | **511** | **388** | **399** | **575** | **1 872** |
| Normalized EBITDA margin | 47.8% | 40.7% | 40.4% | 45.6% | 43.9% |
| **Latin America - South** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
| Total volumes | 4 627 | 3 268 | 5 498 | 9 172 | 22 566 |
| **Revenue** | **153** | **102** | **181** | **297** | **733** |
| Cost of sales | -64 | -49 | -80 | -121 | -313 |
| **Gross profit** | **89** | **53** | **102** | **176** | **420** |
| Distribution expenses | -9 | -7 | -16 | -24 | -56 |
| Sales & marketing expenses | -21 | -17 | -22 | -29 | -89 |
| Administrative expenses | -6 | -6 | -17 | -21 | -51 |
| Other operating income/expenses | -1 | -2 | -1 | -5 | -9 |
| Normalized EBIT | 51 | 21 | 45 | 97 | 215 |
| **Normalized EBITDA** | **65** | **33** | **60** | **122** | **280** |
| Normalized EBITDA margin | 42.5% | 32.7% | 33.2% | 41.1% | 38.2% |

**Annex 2 2006 quarterly segment information in 2007 presentation format (continued)**

| **Western Europe** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 7 876 | 11 012 | 10 381 | 9 878 | 39 147 |
| **Revenue** | **737** | **1 009** | **966** | **933** | **3 646** |
| Cost of sales | -342 | -437 | -406 | -435 | -1 619 |
| **Gross profit** | **395** | **572** | **560** | **499** | **2 026** |
| Distribution expenses | -96 | -111 | -114 | -95 | -416 |
| Sales & marketing expenses | -174 | -193 | -178 | -175 | -720 |
| Administrative expenses | -70 | -64 | -58 | -70 | -263 |
| Other operating income/expenses | -26 | -42 | -21 | -19 | -108 |
| Normalized EBIT | 29 | 163 | 189 | 139 | 520 |
| **Normalized EBITDA** | **104** | **243** | **267** | **219** | **834** |
| Normalized EBITDA margin | 14.2% | 24.1% | 27.7% | 23.5% | 22.9% |

| **Central & Eastern Europe** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 7 180 | 12 649 | 13 669 | 9 703 | 43 201 |
| **Revenue** | **293** | **536** | **588** | **402** | **1 820** |
| Cost of sales | -159 | -233 | -253 | -195 | -840 |
| **Gross profit** | **135** | **302** | **335** | **207** | **979** |
| Distribution expenses | -45 | -67 | -71 | -59 | -242 |
| Sales & marketing expenses | -57 | -89 | -85 | -81 | -312 |
| Administrative expenses | -32 | -33 | -32 | -43 | -140 |
| Other operating income/expenses | -10 | -15 | -10 | -45 | -80 |
| Normalized EBIT | -9 | 98 | 137 | -21 | 206 |
| **Normalized EBITDA** | **36** | **144** | **185** | **33** | **398** |
| Normalized EBITDA margin | 12.2% | 27.0% | 31.4% | 8.1% | 21.8% |

| **Asia Pacific** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 4 072 | 7 884 | 11 597 | 7 371 | 30 924 |
| **Revenue** | **151** | **234** | **304** | **223** | **912** |
| Cost of sales | -86 | -117 | -147 | -117 | -467 |
| **Gross profit** | **65** | **118** | **157** | **105** | **445** |
| Distribution expenses | -14 | -17 | -19 | -15 | -66 |
| Sales & marketing expenses | -37 | -45 | -51 | -41 | -174 |
| Administrative expenses | -12 | -13 | -14 | -15 | -54 |
| Other operating income/expenses | 0 | -4 | 1 | 2 | -1 |
| Normalized EBIT | 2 | 39 | 73 | 37 | 150 |
| **Normalized EBITDA** | **21** | **59** | **97** | **63** | **241** |
| Normalized EBITDA margin | 13.8% | 25.2% | 32.0% | 28.5% | 26.4% |

| **Global Export & Holding Companies** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 362 | 475 | 515 | 411 | 1 763 |
| **Revenue** | **22** | **27** | **27** | **23** | **99** |
| Cost of sales | -14 | -17 | -19 | -16 | -67 |
| **Gross profit** | **8** | **10** | **8** | **7** | **32** |
| Distribution expenses | 0 | 0 | 0 | 0 | -1 |
| Sales & marketing expenses | -11 | -17 | -12 | -28 | -68 |
| Administrative expenses | -40 | -46 | -42 | -62 | -191 |
| Other operating income/expenses | 56 | 72 | 64 | 84 | 276 |
| Normalized EBIT | 13 | 19 | 17 | 0 | 49 |
| **Normalized EBITDA** | **16** | **23** | **22** | **2** | **63** |

**Annex 3**

## Reconciliation between Brazilian GAAP and IFRS figures for Latin America 1Q07

| | |
|---|---|
| **EBIT Latin America under Brazilian GAAP** | |
| (Brazil + HILA, as published in the Segment financial information of AmBev's 1Q07 press release) | |
| In million BRL | **1 577** |
| **In million euro** | **566** |
| *Reclassifications* | |
| - Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS | 7 |
| - Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS | (33) |
| | **540** |
| *Adjustments* | |
| - Goodwill amortization in Brazilian GAAP, not in IFRS | 50 |
| - Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...) | 1 |
| - Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS) | (2) |
| - Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS) | 1 |
| - Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment) | (1) |
| - Other | 1 |
| **EBIT Latin America under IFRS** | **590** |
| (as published in the 1Q07 Segment information of Latin America North and Latin America South in annex 1 of this press release) | |

**Annex 1 – 1Q07 segment information (million euro)**

| InBev Worldwide | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 50 101 | 5 394 | 0 | 3 539 | 59 034 | 7,1% |
| **Revenue** | **2 793** | **125** | **-113** | **246** | **3 051** | **8,9%** |
| Cost of sales | -1 177 | -52 | 39 | -84 | -1 273 | -7,2% |
| **Gross profit** | **1 616** | **73** | **-73** | **162** | **1 779** | **10,1%** |
| Distribution expenses | -359 | -6 | 16 | -31 | -381 | -8,7% |
| Sales & marketing expenses | -476 | -18 | 13 | -17 | -497 | -3,5% |
| Administrative expenses | -245 | -5 | 6 | 17 | -228 | 6,9% |
| Other operating income/expenses | 33 | -1 | -1 | 2 | 34 | 7,1% |
| Normalized EBIT | 569 | 43 | -38 | 134 | 708 | 23,7% |
| **Normalized EBITDA** | **812** | **53** | **-46** | **143** | **962** | **17,8%** |
| Normalized EBITDA margin | 29,1% | | | | 31,5% | 236 bp |

| North America | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 2 859 | -459 | 0 | -56 | 2 344 | -2,3% |
| **Revenue** | **368** | **-49** | **-33** | **1** | **287** | **0,2%** |
| Cost of sales | -151 | 40 | 11 | 5 | -96 | 4,7% |
| **Gross profit** | **217** | **-9** | **-23** | **6** | **191** | **2,8%** |
| Distribution expenses | -67 | 0 | 7 | 2 | -58 | 2,7% |
| Sales & marketing expenses | -81 | 28 | 6 | -9 | -55 | -17,7% |
| Administrative expenses | -31 | 4 | 3 | 4 | -21 | 13,8% |
| Other operating income/expenses | -2 | 0 | 0 | 1 | -1 | 41,8% |
| Normalized EBIT | 35 | 23 | -7 | 3 | 55 | 5,2% |
| **Normalized EBITDA** | **59** | **22** | **-9** | **0** | **73** | **0,4%** |
| Normalized EBITDA margin | 16,1% | | | | 25,5% | 7 bp |

| Latin America - North | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 23 126 | 0 | 0 | 1 293 | 24 419 | 5,6% |
| **Revenue** | **1 068** | **0** | **-58** | **127** | **1 137** | **11,9%** |
| Cost of sales | -361 | 0 | 20 | -42 | -382 | -11,5% |
| **Gross profit** | **707** | **0** | **-38** | **85** | **754** | **12,1%** |
| Distribution expenses | -128 | 0 | 7 | -9 | -129 | -6,9% |
| Sales & marketing expenses | -95 | 0 | 6 | -17 | -106 | -17,8% |
| Administrative expenses | -53 | 0 | 3 | 6 | -44 | 12,1% |
| Other operating income/expenses | 16 | 0 | -1 | 3 | 18 | 15,4% |
| Normalized EBIT | 448 | 0 | -24 | 69 | 493 | 15,3% |
| **Normalized EBITDA** | **511** | **0** | **-27** | **66** | **550** | **13,0%** |
| Normalized EBITDA margin | 47,8% | | | | 48,4% | 47 bp |

| Latin America - South | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 4 627 | 3 211 | 0 | 509 | 8 347 | 11,4% |
| **Revenue** | **153** | **106** | **-14** | **29** | **274** | **19,8%** |
| Cost of sales | -64 | -43 | 6 | -11 | -111 | -16,9% |
| **Gross profit** | **89** | **63** | **-8** | **19** | **162** | **21,8%** |
| Distribution expenses | -9 | -8 | 1 | -4 | -20 | -44,8% |
| Sales & marketing expenses | -21 | -13 | 2 | -1 | -34 | -3,8% |
| Administrative expenses | -6 | -4 | 1 | 0 | -10 | -6,6% |
| Other operating income/expenses | -1 | -1 | 0 | -1 | -3 | -77,1% |
| Normalized EBIT | 51 | 37 | -4 | 13 | 97 | 26,3% |
| **Normalized EBITDA** | **65** | **45** | **-6** | **13** | **117** | **20,3%** |
| Normalized EBITDA margin | 42,5% | | | | 42,7% | 13 bp |

| Western Europe | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 7 876 | -217 | 0 | -87 | 7 571 | -1,1% |
| **Revenue** | **737** | **-14** | **4** | **-5** | **722** | **-0,7%** |
| Cost of sales | -342 | 6 | -3 | -19 | -357 | -5,6% |
| **Gross profit** | **395** | **-8** | **1** | **-24** | **365** | **-6,1%** |
| Distribution expenses | -96 | 2 | 0 | -3 | -97 | -3,2% |
| Sales & marketing expenses | -174 | 2 | -1 | 10 | -163 | 6,0% |
| Administrative expenses | -70 | 1 | 0 | 3 | -66 | 4,9% |
| Other operating income/expenses | -26 | 0 | 0 | 6 | -21 | 22,6% |
| Normalized EBIT | 29 | -2 | 0 | -7 | 19 | -28,1% |
| **Normalized EBITDA** | **104** | **-4** | **0** | **-2** | **98** | **-2,2%** |
| Normalized EBITDA margin | 14,2% | | | | 13,6% | -20 bp |

| Central & Eastern Europe | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 7 180 | 0 | 0 | 1 627 | 8 807 | 22,7% |
| **Revenue** | **293** | **0** | **-5** | **90** | **378** | **30,5%** |
| Cost of sales | -159 | 0 | 3 | -29 | -185 | -18,5% |
| **Gross profit** | **135** | **0** | **-2** | **60** | **193** | **44,6%** |
| Distribution expenses | -45 | 0 | 1 | -13 | -57 | -28,8% |
| Sales & marketing expenses | -57 | 0 | 1 | -25 | -80 | -43,4% |
| Administrative expenses | -32 | 0 | 0 | 2 | -30 | 5,7% |
| Other operating income/expenses | -10 | 0 | 0 | -10 | -20 | -97,1% |
| Normalized EBIT | -9 | 0 | 0 | 15 | 5 | 161,7% |
| **Normalized EBITDA** | **36** | **0** | **-1** | **20** | **55** | **56,1%** |
| Normalized EBITDA margin | 12,2% | | | | 14,6% | 240 bp |

| Asia Pacific | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 4 072 | 2 371 | 0 | 254 | 6 697 | 6,6% |
| **Revenue** | **151** | **42** | **-9** | **21** | **206** | **14,5%** |
| Cost of sales | -86 | -21 | 4 | -2 | -105 | -2,5% |
| **Gross profit** | **65** | **21** | **-4** | **19** | **101** | **29,0%** |
| Distribution expenses | -14 | -1 | 1 | 0 | -15 | -3,2% |
| Sales & marketing expenses | -37 | -12 | 2 | 0 | -47 | 0,8% |
| Administrative expenses | -12 | -3 | 1 | 0 | -15 | -1,2% |
| Other operating income/expenses | 0 | 0 | 0 | 0 | -1 | -65,3% |
| Normalized EBIT | 2 | 5 | -1 | 18 | 23 | 1 354,5% |
| **Normalized EBITDA** | **21** | **9** | **-2** | **21** | **48** | **117,5%** |
| Normalized EBITDA margin | 13,8% | | | | 23,4% | 1030 bp |

| Global Export & Holding Companies | 1Q06 | Scope | Currency translation | Organic growth | 1Q07 | Organic growth |
|---|---|---|---|---|---|---|
| Total volumes | 362 | 487 | 0 | 0 | 849 | 0,0% |
| **Revenue** | **22** | **39** | **3** | **-16** | **49** | **-26,3%** |
| Cost of sales | -14 | -33 | -2 | 13 | -36 | 28,3% |
| **Gross profit** | **8** | **6** | **1** | **-3** | **12** | **-18,6%** |
| Distribution expenses | 0 | -1 | 0 | -4 | -5 | -396,3% |
| Sales & marketing expenses | -11 | -22 | -2 | 24 | -11 | 74,1% |
| Administrative expenses | -40 | -3 | 0 | 2 | -41 | 4,2% |
| Other operating income/expenses | 56 | 0 | 0 | 4 | 61 | 7,9% |
| Normalized EBIT | 13 | -19 | -2 | 24 | 16 | 399,6% |
| **Normalized EBITDA** | **16** | **-19** | **-2** | **25** | **21** | **1 088,1%** |

**Annex 2 - INBEV ZONE FINANCIALS 06**

| **InBev Worldwide** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 50 101 | 60 481 | 67 432 | 68 514 | 246 529 |
| **Revenue** | **2 793** | **3 383** | **3 542** | **3 590** | **13 308** |
| Cost of sales | -1 177 | -1 376 | -1 424 | -1 500 | -5 477 |
| **Gross profit** | **1 616** | **2 006** | **2 118** | **2 090** | **7 831** |
| Distribution expenses | -359 | -392 | -415 | -384 | -1 551 |
| Sales & marketing expenses | -476 | -581 | -517 | -541 | -2 115 |
| Administrative expenses | -245 | -267 | -259 | -304 | -1 075 |
| Other operating income/expenses | 33 | 32 | 36 | 33 | 133 |
| Normalized EBIT | 569 | 798 | 962 | 894 | 3 223 |
| **Normalized EBITDA** | **812** | **1 043** | **1 209** | **1 175** | **4 239** |
| Normalized EBITDA margin | 29,1% | 30,8% | 34,1% | 32,7% | 31,9% |

| **North America** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 2 859 | 4 070 | 3 786 | 3 627 | 14 342 |
| **Revenue** | **368** | **521** | **489** | **452** | **1 831** |
| Cost of sales | -151 | -192 | -164 | -173 | -680 |
| **Gross profit** | **217** | **329** | **325** | **279** | **1 150** |
| Distribution expenses | -67 | -71 | -73 | -59 | -270 |
| Sales & marketing expenses | -81 | -98 | -74 | -59 | -311 |
| Administrative expenses | -31 | -27 | -18 | -27 | -104 |
| Other operating income/expenses | -2 | -3 | 0 | 0 | -6 |
| Normalized EBIT | 35 | 130 | 160 | 134 | 459 |
| **Normalized EBITDA** | **59** | **153** | **179** | **160** | **551** |
| Normalized EBITDA margin | 16,1% | 29,4% | 36,6% | 35,4% | 30,1% |

| **Latin America - North** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 23 126 | 21 122 | 21 986 | 28 351 | 94 586 |
| **Revenue** | **1 068** | **954** | **987** | **1 260** | **4 268** |
| Cost of sales | -361 | -331 | -356 | -443 | -1 491 |
| **Gross profit** | **707** | **623** | **631** | **817** | **2 778** |
| Distribution expenses | -128 | -119 | -122 | -132 | -500 |
| Sales & marketing expenses | -95 | -122 | -96 | -127 | -440 |
| Administrative expenses | -53 | -78 | -77 | -65 | -273 |
| Other operating income/expenses | 16 | 25 | 4 | 16 | 61 |
| Normalized EBIT | 448 | 329 | 340 | 508 | 1 625 |
| **Normalized EBITDA** | **511** | **388** | **399** | **575** | **1 872** |
| Normalized EBITDA margin | 47,8% | 40,7% | 40,4% | 45,6% | 43,9% |

| **Latin America - South** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 4 627 | 3 268 | 5 498 | 9 172 | 22 566 |
| **Revenue** | **153** | **102** | **181** | **297** | **733** |
| Cost of sales | -64 | -49 | -80 | -121 | -313 |
| **Gross profit** | **89** | **53** | **102** | **176** | **420** |
| Distribution expenses | -9 | -7 | -16 | -24 | -56 |
| Sales & marketing expenses | -21 | -17 | -22 | -29 | -89 |
| Administrative expenses | -6 | -6 | -17 | -21 | -51 |
| Other operating income/expenses | -1 | -2 | -1 | -5 | -9 |
| Normalized EBIT | 51 | 21 | 45 | 97 | 215 |
| **Normalized EBITDA** | **65** | **33** | **60** | **122** | **280** |
| Normalized EBITDA margin | 42,5% | 32,7% | 33,2% | 41,1% | 38,2% |

| **Western Europe** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 7 876 | 11 012 | 10 381 | 9 878 | 39 147 |
| **Revenue** | **737** | **1 009** | **966** | **933** | **3 646** |
| Cost of sales | -342 | -437 | -406 | -435 | -1 619 |
| **Gross profit** | **395** | **572** | **560** | **499** | **2 026** |
| Distribution expenses | -96 | -111 | -114 | -95 | -416 |
| Sales & marketing expenses | -174 | -193 | -178 | -175 | -720 |
| Administrative expenses | -70 | -64 | -58 | -70 | -263 |
| Other operating income/expenses | -26 | -42 | -21 | -19 | -108 |
| Normalized EBIT | 29 | 163 | 189 | 139 | 520 |
| **Normalized EBITDA** | **104** | **243** | **267** | **219** | **834** |
| Normalized EBITDA margin | 14,2% | 24,1% | 27,7% | 23,5% | 22,9% |

| **Central & Eastern Europe** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 7 180 | 12 649 | 13 669 | 9 703 | 43 201 |
| **Revenue** | **293** | **536** | **588** | **402** | **1 820** |
| Cost of sales | -159 | -233 | -253 | -195 | -840 |
| **Gross profit** | **135** | **302** | **335** | **207** | **979** |
| Distribution expenses | -45 | -67 | -71 | -59 | -242 |
| Sales & marketing expenses | -57 | -89 | -85 | -81 | -312 |
| Administrative expenses | -32 | -33 | -32 | -43 | -140 |
| Other operating income/expenses | -10 | -15 | -10 | -45 | -80 |
| Normalized EBIT | -9 | 98 | 137 | -21 | 206 |
| **Normalized EBITDA** | **36** | **144** | **185** | **33** | **398** |
| Normalized EBITDA margin | 12,2% | 27,0% | 31,4% | 8,1% | 21,8% |

| **Asia Pacific** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 4 072 | 7 884 | 11 597 | 7 371 | 30 924 |
| **Revenue** | **151** | **234** | **304** | **223** | **912** |
| Cost of sales | -86 | -117 | -147 | -117 | -467 |
| **Gross profit** | **65** | **118** | **157** | **105** | **445** |
| Distribution expenses | -14 | -17 | -19 | -15 | -66 |
| Sales & marketing expenses | -37 | -45 | -51 | -41 | -174 |
| Administrative expenses | -12 | -13 | -14 | -15 | -54 |
| Other operating income/expenses | 0 | -4 | 1 | 2 | -1 |
| Normalized EBIT | 2 | 39 | 73 | 37 | 150 |
| **Normalized EBITDA** | **21** | **59** | **97** | **63** | **241** |
| Normalized EBITDA margin | 13,8% | 25,2% | 32,0% | 28,5% | 26,4% |

| **Global Export & Holding Companies** | **1Q06** | **2Q06** | **3Q06** | **4Q06** | **FY06** |
|---|---|---|---|---|---|
| Total volumes | 362 | 475 | 515 | 411 | 1 763 |
| **Revenue** | **22** | **27** | **27** | **23** | **99** |
| Cost of sales | -14 | -17 | -19 | -16 | -67 |
| **Gross profit** | **8** | **10** | **8** | **7** | **32** |
| Distribution expenses | 0 | 0 | 0 | 0 | -1 |
| Sales & marketing expenses | -11 | -17 | -12 | -28 | -68 |
| Administrative expenses | -40 | -46 | -42 | -62 | -191 |
| Other operating income/expenses | 56 | 72 | 64 | 84 | 276 |
| Normalized EBIT | 13 | 19 | 17 | 0 | 49 |
| **Normalized EBITDA** | **16** | **23** | **22** | **2** | **63** |

# Reconciliation between Brazilian GAAP and IFRS figures for Latin America 1Q07

| | |
|---|---|
| **EBIT Latin America under Brazilian GAAP** | |
| (Brazil + HILA, as published in the Segment financial information of AmBev's 1Q07 press release) | |
| In million BRL | **1 577** |
| **In million euro** | **566** |
| *Reclassifications* | |
| - Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS | 7 |
| - Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS | (33) |
| | **540** |
| *Adjustments* | |
| - Goodwill amortization in Brazilian GAAP, not in IFRS | 50 |
| - Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...) | 1 |
| - Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS) | (2) |
| - Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS) | 1 |
| - Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment) | (1) |
| - Other | 1 |
| **EBIT Latin America under IFRS** | **590** |
| (as published in the 1Q07 Segment information of Latin America North and Latin America South in annex 1 of this press release) | |

END